UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 15, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

March 15, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES DECISIONS TAKEN AT ITS SHAREHOLDERS' MEETING

Today, at the ordinary meeting of the Shareholders' Meeting of Bancolombia, the following decisions were adopted with the required majorities:

1.The management report and other reports of the directors submitted to the shareholders for consideration were approved.

2.The separate and consolidated financial statements for the 2023 financial year were approved with their respective notes, which were duly audited by the Fiscal Auditor.

3.The profit distribution project was approved.

4.PwC Contadores y Auditores S.A.S. was reelected. as the Bank's Fiscal Auditor for the period April 2024 – March 2026 and their fees were set.

5.An amendment to the bylaws was approved.

6.The remuneration proposal for the Board of Directors was approved.

The details of the information approved by the shareholders can be found at the following link on our website: https://www.grupobancolombia.com/relacion-inversionistas/informacion-interes/asambleas-accionistas

The Company management confirms that the necessary processes and authorizations were completed to carry out the General Shareholders´ Meeting

.
Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera

Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950